Mail Stop 4561
      January 9, 2006

Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, CA 92691

	Re:	Auxilio, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Quarterly Period Ended March 31, 2005 Form 10-QSB for Quarterly Period Ended June 30, 2005 File No. 0-27507

Dear Mr. Anthony:

      We have reviewed your response letter dated October 20, 2005 and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

1. We have read your response to our previous comment one where you indicated that management believes the Company`s controls and procedures were effective as of December 31, 2004. We also note in your response that your independent registered public accounting firm advised you of a material weakness that involved unrecorded transactions and disclosure deficiencies relating to SFAS No. 109. In addition you state that you did not possess the technical expertise required to calculate a complex tax provision. Please revise to disclose how management determined that the disclosure controls and procedures were effective considering your disclosures noted above.

2. We note your proposed disclosure that "Except as discussed in the following paragraph...there have been no changes in internal controls..." You should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Note 2 - Acquisition, page F-14

3. We note in your response to our previous comment four that Mr. Mayo as part of the severance agreement was to relinquish all of his equity instruments in the Company and this agreement was entered into prior to the completion of the acquisition accounting. Please tell us how you accounted for the return of the equity instruments that you previously issued for the Mayo Group and the accounting literature you used to support your conclusion.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant



Mr. Paul T. Anthony
Auxilio, Inc.
January 9, 2006
Page 1